

May 31, 2018

Via E-mail
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
c/o Deutsche Bank Trust Company Americas
1761 East St. Andrew Place
Santa Ana, CA 92705

> **Re:** **COMM 2014-CCRE14 Mortgage Trust**
> **COMM 2014-CCRE20 Mortgage Trust**
> **COMM 2015-CCRE22 Mortgage Trust**
> **COMM 2015-CCRE23 Mortgage Trust**
> **COMM 2015-CCRE25 Mortgage Trust**
> **COMM 2015-LC19 Mortgage Trust**
> **COMM 2015-LC21 Mortgage Trust**
> **Forms 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018, March 19, 2018 and March 20, 2018**
> **File Nos. 333-184376-11, 333-193376-12, 333-193376-17, 333-193376-18, 333-193376-22, 333-193376-15 and 333-193376-19**

Dear Ms. Kaplan:

We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Servicer Assessments of KeyBank National Association
Exhibit 33.8 to Form 10-K of COMM 2015-CCRE22 Mortgage Trust
Exhibits 33.8, 33.16, 33.17 and 33.20 to Form 10-K of COMM 2015-CCRE25 Mortgage Trust
Exhibits 33.6 and 33.9 to Form 10-K of COMM 2015-LC21 Mortgage Trust

1. We note that KeyBank's servicer assessment reports on each Exhibit 33 do not include the servicing criterion set forth in Item 1122(d)(2)(vii)(C). Please confirm that, with respect to each issuing entity referenced above, KeyBank has assessed whether the reconciliations are reviewed and approved by someone other than the person who prepared the reconciliation. Please also confirm that KeyBank will include Item 1122(d)(2)(vii)(C) in all future filings.

Servicer Assessments of Berkeley Point Capital LLC
Form 10-K of COMM 2015-CCRE23 Mortgage Trust

2. The Explanatory Notes section indicated that the servicer assessment reports of Berkeley Point with respect to La Gran Plaza Mortgage Loan and the Walgreens Portfolio Mortgage Loan would be included for the sake of completeness. Please confirm that the servicing assessment report in Exhibit 33.7 and attestation report in Exhibit 34.7 also cover the servicing activities of Berkeley Point with respect to La Gran Plaza Mortgage Loan and the Walgreens Portfolio Mortgage Loan. Please confirm that in future filings, including any amendments to this filing, your exhibits (as outlined in the exhibit list) will be consistent with your explanatory notes.

Attestation Reports of Ernst & Young LLP
Exhibit 34.9 to Form 10-K of COMM 2014-CCRE20 Mortgage Trust
Exhibit 34.7 to Form 10-K of COMM 2015-CCRE23 Mortgage Trust
Exhibit 34.7 to Form 10-K of COMM 2015-LC19 Mortgage Trust
Exhibit 34.7 to Form 10-K of COMM 2015-LC21 Mortgage Trust

3. We note that Ernst & Young's attestation reports on each Exhibit 34 state that no servicing activities were performed by Berkeley Point Capital LLC during the year ended December 31, 2017 with respect to the servicing criterion set forth in Item 1122(d)(4)(vi). However, the corresponding servicer assessment reports of Berkeley Point do not carve out Item 1122(d)(4)(vi) as a servicing criterion for which there was no occurrence of events that would require Berkeley Point to perform servicing activities. Please amend each Exhibit 34, or have Berkeley Point amend each Exhibit 33, as applicable, to clarify the servicing activities that were performed, or otherwise advise as to the discrepancy.

Servicer Compliance Statement of Prudential Asset Resources, Inc.
Exhibit 35.23 to Form 10-K of COMM 2014-CCRE14 Mortgage Trust

4. We note that Exhibit 35.23 contains the servicer compliance statement of Prudential, as primary servicer of the Kalahari Resort and Convention Center Mortgage Loan. We also note that the Kalahari Resort and Convention Center Mortgage Loan is serviced pursuant to the Primary Servicing Agreement, dated December 1, 2013, for the COMM 2013-CCRE13 Mortgage Trust. However, Prudential's servicer compliance statement contained in Exhibit 35.23 incorrectly references a sub-servicing agreement dated January 1, 2014 with respect to the COMM 2014-CCRE14 transaction. Please file an amended Form 10-K to include the correct servicer compliance statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Anna Glick, Cadwalader, Wickersham & Taft LLP